EXHIBIT 99.1

VERMILION ENERGY INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2012

Dated March 8, 2013

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

TABLE OF CONTENTS

GLOSSARY OF TERMS	4
Conventions	6
Abbreviations	6
Conversion	6
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	7
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	8
Contingent Resources	8
Prospective Resources	9
NON-GAAP MEASURES	9
VERMILION ENERGY inc.	9
General	9
Organizational Structure of the Company	10
Summary Description of the Business	10
History of Vermilion	11
NARRATIVE DESCRIPTION OF THE BUSINESS	12
Business Objectives	12
Description of Properties	12
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	14
Reserves and Future Net Revenue	14
Reconciliations of Changes in Reserves	18
Undeveloped Reserves	22
Timing of Initial Undeveloped Reserves Assignment	22
Future Development Costs	23
Oil and Gas Properties and Wells	24
Costs Incurred	24
Exploration and Development Activities	25
Properties with No Attributed Reserves	26
Contingent and Prospective Resources	26
Abandonment and Reclamation Costs	28
Tax Information	29
Production Estimates	29
Production History	30
Marketing	32
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.	33
Management	33
Common Shares	34
Cash Dividends	34
Dividend Reinvestment Plan	35
Shareholder Rights Plan	36
AUDIT COMMITTEE MATTERS	39
Audit Committee Charter	39
Composition of the Audit Committee	39
External Audit Service Fees	40
MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES	40
CREDIT RATINGs	40
CONFLICTS OF INTEREST	41
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41
LEGAL PROCEEDINGS	41
MATERIAL CONTRACTS	41
INTERESTS OF EXPERTS	42
TRANSFER AGENT AND REGISTRAR	42

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

RISK FACTORS	42
Reserve Estimates	42
Uncertainty of Contingent Resource Estimates	42
Uncertainty of Prospective Resource Estimates	43
Volatility of Oil and Natural Gas Prices	43
Changes in Legislation	43
Government Regulations	43
Competition	43
Operational Matters	44
Environmental Concerns	44
Kyoto Protocol and Carbon Tax	44
Discretionary Nature of Dividends	45
Debt Service	45
Changes in Income Tax Laws	45
Depletion of Reserves	45
Net Asset Value	45
Volatility of Market Price of Common Shares	46
Variations in Interest Rates and Foreign Exchange Rates	46
Increase in Operating Costs or Decline in Production Level	46
Acquisition Assumptions	46
Failure to Realize Anticipated Benefits of Prior Acquisitions	46
Additional Financing	47
Potential Conflicts of Interest	47
Accounting Adjustments	47
Market Accessibility	47
ADDITIONAL INFORMATION	47

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)	48
SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)	50
SCHEDULE "C"
AUDIT COMMITTEE TERMS OF REFERENCE	51

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

GLOSSARY OF TERMS

The following are defined terms used in this annual information form:

“2003 Arrangement” means the plan of arrangement under the ABCA involving the Trust, Vermilion Resources Ltd., Clear Energy Inc. and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AGCA” means Alberta Gas Cost Allowance;

“AIF” means Annual Information Form;

“affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

“board of directors” or “board” means the board of directors of Vermilion;

“CGU’s” means cash generating units and based on managements’ judgement, represents the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties;

“common shares” means a common share in the capital of the Company;

“contingent resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from know accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies;

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure;

“Depletion units” means groups of assets or properties that are within a specific production area and have similar economic lives. Depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion;

“dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share;

“Dividend Payment Date” means any date that Dividends are distributed to Shareholders, generally being the 15th day of the calendar month following the determination of a Dividend Record Date;

“Dividend Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Company;

“DRIP Plan” means the Dividend Reinvestment Plan adopted by the Company;

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

“GLJ Report” means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 14, 2013 and effective December 31, 2012;

“IFRS” means International Financial Reporting Standards;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

“Meeting” means the annual meeting of Shareholders of the Company to be held on May 1, 2013 (or, if adjourned, such other date on which the meeting is held);

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

“NYSE” means New York Stock Exchange;

“PNG” means Petroleum and Natural Gas properties and equipment;

“PRRT” means Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia;

“prospective resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects;

“Rights Plan” means the Shareholder rights plan of the Company;

“Senior Unsecured Notes” means the $225 million aggregate principal amount of five year senior unsecured notes of the Company issued February 10, 2011;

“Shareholders” means holders from time to time of the Company’s common shares;

“Shareholder Rights Plan Agreement” means the Shareholder Rights Plan Agreement dated September 1, 2010 between the Company and Computershare Trust Company of Canada establishing the Rights Plan, as amended or supplemented from time to time;

“subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

“TSX” means the Toronto Stock Exchange;

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was terminated pursuant to the Conversion Arrangement;

“Trust Unit” means units in the capital of the Trust;

“Unitholders” means former unitholders of the Trust;

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated; and

“VRL” means Vermilion Resources Ltd., previously a subsidiary of the corporation;

“ZEF” means Zaza Energy France S.A.S.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with GAAP.

Abbreviations

Oil and Natural Gas Liquids
bbl	Barrel
Mbbl	thousand barrels
bbl/d	barrels per day
NGLs	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
Other
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale.
Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil.
boe	barrel of oil equivalent
M$	thousand dollars
MM$	million dollars
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth, estimated contingent resources and prospective resources;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	the estimate of Vermilion’s share of the expected natural gas production from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Company to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in the Company's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Company's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Company to add production and reserves through exploration and development activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Company; and
•	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent and prospective resources across all of the Company’s key operating regions with an effective date of December 31, 2012 (the "GLJ Resources Assessment"). All contingent and prospective resources evaluated in the GLJ Resources Assessment were deemed economic at the effective date of December 31, 2012.

The estimates of volumes of, and the net present value of the future net revenue attributable to, contingent resources and prospective resources in this annual information form are derived from the GLJ Resources Assessment. The GLJ Resources Assessment was prepared in accordance with COGEH and NI 51-101 by GLJ, an independent qualified reserve evaluator.

A range of contingent and prospective resources estimates (low, best and high) were prepared by GLJ. See notes 5 to 8 of the tables in the section entitled “Contingent and Prospective Resources” for a description of low estimate, best estimate and high estimate.

Contingent Resources

"Contingent resources" are not, and should not be confused with, petroleum and natural gas reserves. "Contingent resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

The primary contingencies which currently prevent the classification of Vermilion’s contingent resource as reserves include but are not limited to:

•	preparation of firm development plans, including determination of the specific scope and timing of projects;
•	project sanction;
•	access to capital markets;
•	shareholder and regulatory approvals;
•	access to required services and field development infrastructure;
•	oil and natural gas prices in Canada and internationally in jurisdictions in which Vermilion operates;
•	demonstration of economic viability;
•	future drilling program and testing results;
•	further reservoir delineation and studies;
•	facility design work;
•	limitations to development based on adverse topography or other surface restrictions; and
•	the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Prospective Resources

Prospective resources are not, and should not be confused with, petroleum and natural gas reserves. "Prospective resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only. Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.

NON-GAAP MEASURES

This annual information form includes non-GAAP measures as further described herein. Management of the Company believes these non-GAAP measures are a useful tool in analyzing operating performance. These measures do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable with the calculations of similar measures for other entities.

“Cash dividends per share” represents actual cash dividends paid per share by the Company during the relevant periods.

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.

VERMILION ENERGY INC.

General

Vermilion Energy Inc. is the successor to the Trust, following the completion of the conversion of the Trust from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010. Pursuant to the Conversion Arrangement, Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of VRL received 1.89344 common shares for each exchangeable share held.

References to “Vermilion” prior to the date of the Conversion Arrangement are generally references to the consolidated business enterprise of the Trust prior to the date of the Conversion Arrangement, whose business the Company is a successor to as a result of the Conversion Arrangement, as accounted for by “continuity-of-interest” accounting.

Vermilion Energy Inc. was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement.  On January 1, 2013, Vermilion Energy Inc. completed amalgamations with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd.  Vermilion Energy Inc. was the resulting entity upon completion of the amalgamations.  The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Organizational Structure of the Company

The following diagram describes the intercorporate relationships among the Company and each of its material subsidiaries, after giving effect to the amalgamations effective January 1, 2013, where each principal subsidiary was incorporated or formed and the percentage of votes attaching to all voting securities of each subsidiary beneficially owned directly or indirectly by Vermilion. Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Company.

Note:

(1)	Vermilion Energy Ireland Limited is the Irish Branch of a Cayman Islands incorporated company.

Summary Description of the Business

Vermilion Energy Inc.

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Australia, Canada, France, Ireland and the Netherlands. The Company’s business plan is to expand its portfolio of organic growth opportunities and pursue its strategic plan that targets modest average annual production growth while maintaining a reliable and growing dividend. Vermilion continues to develop new growth initiatives which target the identification and capture of meaningful unconventional resource related exploration exposure in Canada, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

Shareholders receive monthly dividends of the cash flow generated by Vermilion as declared payable by the board of directors of the Company. The Company currently employs a strategy which: (i) provides Shareholders with a competitive annual cash-on-cash yield through monthly cash dividends, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Company through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Shareholders. The Company intends to finance acquisitions through bank financing and, when necessary, the issuance of additional common shares from treasury, while maintaining prudent leverage.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years.

On September 1, 2010, Vermilion converted from an income trust to a dividend paying corporation. Approval was granted from the Trust’s Unitholders to the Conversion Arrangement at a special meeting of Unitholders of the Trust held on August 31, 2010.

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company. Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.

On November 28, 2011, Vermilion completed an equity financing of 5,370,000 common shares at a price of $49.00 per common share for gross proceeds of approximately $263 million including the partial exercise of the underwriters’ over-allotment option. The net proceeds were used to reduce a certain amount of outstanding indebtedness under the Company’s credit facility, partially fund the Company's development capital program and prospective acquisitions as well as for general purposes.

During 2011, Vermilion completed property acquisitions of various strategic properties that complement existing assets within Vermilion’s core areas. The net cost of these property acquisitions to Vermilion was approximately $50.9 million, of which $38.8 million related to acquisitions in Canada and $12.1 million related to acquisitions in the Netherlands. None of the property acquisitions constituted a “significant acquisition” within the meaning of applicable securities laws.

On January 24, 2012, Vermilion announced that the Company, through its wholly-owned subsidiaries, acquired certain working interests in six producing fields located in the Paris and Aquitaine basins in France. Taking into consideration an effective date of January 1, 2011 and customary closing adjustments, Vermilion paid approximately $106 million cash at closing. Vermilion financed this acquisition indirectly through proceeds received from the November 2011 equity issuance. The acquisition did not constitute a “significant acquisition” within the meaning of applicable securities laws.

On November 14, 2012, Vermilion announced that the board of directors approved an increase to its monthly dividend by 5.3% to $0.20 per share from $0.19 per share. The increase became effective for the January 2013 dividend paid on February 15, 2013. The dividend increase represents Vermilion’s second increase since initiating a dividend ten years ago. Also, on November 14, 2012 Vermilion announced that it had initiated the process with the NYSE Euronext for a secondary listing of the Company's common shares on the NYSE Euronext's New York Stock Exchange, subject to fulfilling all of the listing requirements of the NYSE. Pending receipt of all applicable exchange and regulatory approvals, the Company expects its common shares will be listed on the NYSE during the first quarter of 2013 under the ticker symbol "VET".

On December 27, 2012, Vermilion announced that the Company, through its wholly-owned subsidiaries, acquired 100% of the shares of Zaza Energy France S.A.S. (“ZEF”). Pursuant to the acquisition, Vermilion acquired operating interests covering approximately 24,300 acres with 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin. Taking into consideration an effective date for the acquisition of October 1, 2012 and customary closing adjustments, Vermilion paid approximately $75 million cash at closing including working capital. Vermilion financed this acquisition through its bank revolving credit facility. The acquisition did not constitute a “significant acquisition” within the meaning of applicable securities laws.

On December 31, 2012, pursuant to the terms of the acquisition agreement whereby Vermilion acquired an 18.5% non-operating working interest in the offshore Corrib gas field, Vermilion made an additional payment to the vendor of $134 million (US$135 million).

In order to consolidate its Canadian subsidiaries, on January 1, 2013, Vermilion amalgamated with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd. Vermilion Energy Inc. was the resulting entity upon completion of the amalgamations. As a result of the forgoing amalgamations, Vermilion became the managing partner of Vermilion Resources.

As at January 31, 2013, Vermilion had 375 full time employees of which 183 employees were located in its Calgary head office, 35 employees in its Canadian field offices, 107 employees in France, 17 employees in the Netherlands and 33 employees in Australia.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

NARRATIVE DESCRIPTION OF THE BUSINESS

Business Objectives

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Australia, Canada, France, Ireland and the Netherlands. The Company’s business plan is to expand its portfolio of organic growth opportunities and pursue its strategic plan that targets modest average annual production growth while maintaining a reliable and growing dividend. Vermilion continues to develop new growth initiatives which target the identification and capture of meaningful unconventional resource related exploration exposure in Canada, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Company's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, as at December 31, 2012, based on forecasted costs and price assumptions as evaluated in the GLJ Report.

Canada Assets

Vermilion’s production in Canada is located primarily in three areas, all of which are in Alberta: Drayton Valley, Slave Lake and Central Alberta. Vermilion's main gas producing areas are Drayton Valley and Central Alberta, while Slave Lake and the Cardium light oil play in Drayton Valley are the main oil producing areas.

Vermilion holds an average working interest of 69% in 387,016 (267,715 net) acres of developed land, 518 (348 net) producing natural gas wells and 380 (243 net) producing oil wells as at December 31, 2012. Vermilion operates five natural gas plants and has an ownership interest in five additional plants, resulting in combined gross processing capacity of over 89 MMcf/d. In addition, Vermilion has capacity of over 20,500 bbl/d of oil in five operated oil batteries including a 15,000 bbl/d oil battery that handles Cardium production. The 15,000 bbl/d oil battery commenced operations August 1, 2011 and as of December 2012 was processing approximately 7,885 bbl/d of oil which represents 94% of Vermilion's total Cardium oil production.

Risks and uncertainties associated with weather conditions can shorten the winter drilling season and can impact the spring and summer drilling programs, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2012, production in Canada averaged approximately 37.5 MMcf/d of natural gas and 8,891 bbl/d of oil and NGL. Sales of natural gas in 2012 were approximately $34.6 million (2011 - $60.6 million) and sales from oil and NGLs were approximately $269.6 million (2011 - $199.2 million).

The GLJ Report assigned 40,700 Mboe of total proved reserves and 67,770 Mboe of proved plus probable reserves to Vermilion's properties located in Canada.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

France Assets

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties. The two major fields in the Paris Basin area are Champotran and Chaunoy. The two major fields in the Aquitaine Basin are Parentis and Cazaux. In January, 2012 Vermilion, through its wholly-owned subsidiaries, acquired certain working interests in six producing fields located in the Paris and Aquitaine basins in France. Pursuant to the acquisition, Vermilion acquired the remaining working interests in three fields in which it previously held interests (Itteville, Vert Le Grand and Vic Bihl) and working interests in three new fields (Vert Le Petit and La Croix Blanche at 100% working interest and Dommartin-Lettrée at 56% working interest). Effective October 1, 2012 Vermilion, through its wholly owned subsidiaries, acquired 100% of the shares of ZEF and operating interests covering approximately 24,300 acres with 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin.  Vermilion now operates 13 oil batteries with current producing capacities of 14,159 bbl/d. Vermilion holds 96% working interest in 226,610 (217,358 net) acres of developed land in the Aquitaine and Paris Basins. Vermilion had 317 (312 net) producing oil wells in France as at December 31, 2012.

Risks and uncertainties associated with well approvals can impact the drilling programs, potentially resulting in delays or reduced production.

For a discussion of the competitive conditions affecting Vermilion business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2012, production in France averaged approximately 9,952 bbl/d of oil and 3.6 MMcf/d of natural gas. Sales from oil in 2012 were approximately $374.2 million (2011 - $319.9 million) and sales from natural gas were approximately $14.2 million (2011 - $4.2 million).

The GLJ Report assigned 32,746 Mboe of total proved reserves and 47,012 Mboe of proved plus probable reserves to Vermilion's properties located in France.

Netherlands Assets

Vermilion's Netherlands assets consist of eight onshore concessions and one offshore concession located in the northern part of the country. Production consists solely of natural gas with a small amount of related condensate. The assets include three operated gas treatment centres that have a combined total capacity of 240 MMcf/d. Vermilion holds an approximate 74% working interest over the nine concessions in 49,337 (36,517 net) acres of developed land and 57 (43 net) producing gas wells as at December 31, 2012.

Risks and uncertainties associated with drilling and production permits can impact drilling programs and production timing, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2012, Vermilion's production in the Netherlands averaged 67 bbl/d of NGLs and 34.1 MMcf/d of natural gas. Sales in 2012 of natural gas were approximately $121.1 million (2011 - $114.2 million) and sales from NGLs were approximately $2.4 million (2011 - $2.0 million).

The GLJ Report assigned 6,163 Mboe of total proved reserves and 11,770 Mboe of proved plus probable reserves to Vermilion's properties located in the Netherlands.

Australia Assets

Vermilion's Australia assets consist of a 100% operated interest in an offshore oil field located on Western Australia's northwest shelf. The platform has a current producing capacity of 162,000 bbl/d of total fluid. Vermilion holds a 100% working interest in the Wandoo block, which is comprised of 59,553 acres and is considered a production license. All acreage therefore is classified as producing.

Western Australia’s northwest shelf is subject to seasonal disruptions caused by cyclones. During cyclone season (December to March) the Company may have to reduce production rates at its offshore facilities as a result of the inability to offload to tankers due to bad weather. Cyclones may also cause production shut-ins due to the evacuation of staff or damage to equipment on the platform.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2012, Vermilion's production in Australia averaged 6,360 bbl/d of oil. Sales in 2012 from oil were approximately $267.0 million (2011 - $331.4 million).

13

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

The GLJ Report assigned 10,327 Mboe of total proved reserves and 17,143 Mboe of proved plus probable reserves to Vermilion's property located in Australia.

Ireland Assets

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland. Production from Corrib is expected to increase Vermilion’s volumes by approximately 55 MMcf (9,000 boe/d) once the field reaches peak production. Vermilion acquired its 18.5% working interest in the project on July 30, 2009, comprised of seven offshore wells, both offshore and onshore pipeline segments as well as a natural gas processing facility. At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development. In 2011, approvals and permissions were granted for the onshore gas pipeline and tunneling commenced on December 16, 2012. Vermilion expects to continue to invest capital in this project over the next two years with approximately $85 million budgeted for 2013.  The project is anticipated to produce first gas toward the end of 2014 and reach peak production levels by mid-2015.

The GLJ Report assigned 15,326 Mboe of total proved reserves and 21,172 Mboe of proved plus probable reserves to Vermilion's property located in Ireland.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ in a report dated February 14, 2013 with an effective date of December 31, 2012. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2012 unless otherwise stated.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net production revenues estimated by the GLJ Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Ireland and the Netherlands are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs. For Canada, the tables following include AGCA.

The following tables may not total due to rounding.

14

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Oil and Gas Reserves - Based on Forecast Prices and Costs (8)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		BOE
	Gross (1)	Net (1)	Gross (1)	Net (1)	Gross (1)	Net (1)	Gross (1)	Net (1)	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Producing (2) (5)
Australia	10,327	10,327	-	-	-	-	-	-	10,327	10,327
Canada	9,521	7,890	17	16	66,035	59,340	2,360	1,564	22,905	19,361
France	30,898	28,962	-	-	1,377	1,336	-	-	31,127	29,184
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	20,778	20,778	33	33	3,496	3,496
Total Proved Developed Producing	50,746	47,179	17	16	88,190	81,453	2,393	1,597	67,855	62,368
Proved Developed Non-Producing (2) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	549	478	-	-	7,032	6,424	154	114	1,875	1,662
France	602	576	-	-	-	-	-	-	602	576
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	15,828	15,828	29	29	2,667	2,667
Total Proved Developed Non-Producing	1,151	1,054	-	-	22,860	22,253	184	143	5,145	4,906
Proved Undeveloped (2) (7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	8,045	7,172	-	-	40,947	38,215	1,051	866	15,920	14,407
France	1,017	984	-	-	-	-	-	-	1,017	984
Ireland	-	-	-	-	91,954	91,954	-	-	15,326	15,326
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	9,062	8,157	-	-	132,901	130,170	1,051	866	32,263	30,717
Proved (2)
Australia	10,327	10,327	-	-	-	-	-	-	10,327	10,327
Canada	18,115	15,540	17	16	114,014	103,980	3,565	2,544	40,700	35,430
France	32,516	30,522	-	-	1,377	1,336	-	-	32,746	30,744
Ireland	-	-	-	-	91,954	91,954	-	-	15,326	15,326
Netherlands	-	-	-	-	36,606	36,606	62	62	6,163	6,163
Total Proved	60,959	56,389	17	16	243,951	233,875	3,627	2,606	105,262	97,991
Probable (3)
Australia	6,815	6,815	-	-	-	-	-	-	6,816	6,816
Canada	14,099	11,888	3	3	65,654	60,267	2,026	1,522	27,070	23,457
France	14,263	13,392	-	-	23	23	-	-	14,266	13,396
Ireland	-	-	-	-	35,078	35,078	-	-	5,846	5,846
Netherlands	-	-	-	-	33,277	33,277	60	60	5,607	5,607
Total Probable	35,177	32,095	3	3	134,033	128,646	2,086	1,582	59,605	55,121
Proved Plus Probable (2) (3)
Australia	17,143	17,143	-	-	-	-	-	-	17,143	17,143
Canada	32,214	27,428	20	19	179,668	164,247	5,591	4,066	67,770	58,887
France	46,779	43,914	-	-	1,401	1,358	-	-	47,012	44,140
Ireland	-	-	-	-	127,033	127,033	-	-	21,172	21,172
Netherlands	-	-	-	-	69,883	69,883	123	123	11,770	11,770
Total Proved Plus Probable	96,136	88,484	20	19	377,984	362,521	5,713	4,188	164,867	153,111

15

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs (8)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (5)
Australia	494,122	448,134	409,522	376,948	349,281	243,707	220,036	200,192	183,496	169,361
Canada	720,151	571,011	473,635	405,829	356,227	720,151	571,011	473,635	405,829	356,227
France	1,840,380	1,360,328	1,096,420	929,750	814,095	1,346,767	1,007,535	815,310	691,887	605,409
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	95,859	96,540	95,068	92,801	90,287	59,351	61,232	60,854	59,590	57,997
Total Proved Developed Producing	3,150,512	2,476,013	2,074,645	1,805,329	1,609,890	2,369,977	1,859,814	1,549,991	1,340,802	1,188,995
Proved Developed Non-Producing (2) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	58,017	45,252	37,604	32,430	28,672	58,017	45,252	37,604	32,430	28,672
France	36,048	26,937	21,530	17,961	15,415	23,500	17,340	13,696	11,299	9,598
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	127,942	105,445	89,847	78,497	69,903	92,674	73,423	60,477	51,329	44,592
Total Proved Developed Non-Producing	222,007	177,634	148,982	128,887	113,989	174,191	136,015	111,777	95,058	82,861
Proved Undeveloped (2) (7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	427,998	272,807	176,581	113,758	70,957	426,312	272,031	176,211	113,575	70,863
France	62,306	35,200	23,126	15,933	11,043	40,767	21,078	12,160	6,890	3,377
Ireland	596,255	421,845	300,004	212,839	149,179	596,255	421,845	300,004	212,839	149,179
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	1,086,558	729,852	499,712	342,531	231,178	1,063,333	714,953	488,375	333,305	223,419
Proved (2)
Australia	494,122	448,134	409,522	376,948	349,281	243,707	220,036	200,192	183,496	169,361
Canada	1,206,166	889,070	687,821	552,017	455,855	1,204,480	888,294	687,450	551,834	455,762
France	1,938,734	1,422,465	1,141,077	963,644	840,552	1,411,034	1,045,952	841,167	710,076	618,385
Ireland	596,255	421,845	300,004	212,839	149,179	596,255	421,845	300,004	212,839	149,179
Netherlands	223,801	201,985	184,915	171,298	160,190	152,025	134,656	121,331	110,919	102,589
Total Proved	4,459,077	3,383,499	2,723,339	2,276,748	1,955,057	3,607,500	2,710,782	2,150,144	1,769,165	1,495,276
Probable (3)
Australia	358,056	294,555	246,961	210,946	183,257	160,229	127,615	103,409	85,320	71,604
Canada	1,003,214	617,181	410,603	289,652	213,464	758,875	475,240	323,042	232,898	175,146
France	1,043,805	566,413	365,741	259,204	194,393	680,950	364,010	229,354	157,906	114,676
Ireland	343,183	221,294	148,593	103,454	74,378	343,183	221,294	148,593	103,454	74,378
Netherlands	290,794	215,925	171,706	143,092	123,206	161,323	119,036	94,056	77,928	66,768
Total Probable	3,039,051	1,915,368	1,343,605	1,006,348	788,698	2,104,560	1,307,195	898,454	657,506	502,572
Proved Plus Probable (2) (3)
Australia	852,178	742,689	656,483	587,895	532,539	403,936	347,650	303,601	268,816	240,965
Canada	2,209,380	1,506,251	1,098,424	841,669	669,319	1,963,355	1,363,534	1,010,492	784,732	630,909
France	2,982,538	1,988,878	1,506,818	1,222,848	1,034,945	2,091,984	1,409,963	1,070,520	867,983	733,061
Ireland	939,437	643,138	448,598	316,293	223,556	939,437	643,138	448,598	316,293	223,556
Netherlands	514,595	417,910	356,621	314,390	283,396	313,348	253,692	215,387	188,847	169,357
Total Proved Plus Probable	7,498,128	5,298,866	4,066,944	3,283,095	2,743,755	5,712,060	4,017,977	3,048,598	2,426,671	1,997,848

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs (8)

(M$)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Proved (2)
Australia	1,124,862	-	561,774	39,302	29,665	494,122	250,415	243,707
Canada	2,654,946	350,011	650,972	412,269	35,528	1,206,166	1,686	1,204,480
France	3,377,006	208,626	962,343	92,573	174,730	1,938,734	527,700	1,411,034
Ireland	983,693	-	156,907	221,938	8,594	596,255	-	596,255
Netherlands	388,643	-	114,058	12,490	38,294	223,801	71,776	152,025
Total Proved	8,529,150	558,637	2,446,054	778,571	286,811	4,459,077	851,576	3,607,500
Proved Plus Probable (2) (3)
Australia	1,898,680	-	902,469	107,302	36,732	852,178	448,242	403,936
Canada	4,663,789	632,948	1,026,259	748,323	46,880	2,209,380	246,025	1,963,355
France	5,000,274	309,459	1,303,425	195,458	209,392	2,982,538	890,555	2,091,984
Ireland	1,381,321	-	210,825	221,938	9,120	939,437	-	939,437
Netherlands	767,437	-	182,705	24,420	45,717	514,595	201,247	313,348
Total Proved Plus Probable	13,711,501	942,407	3,625,684	1,297,440	347,842	7,498,128	1,786,068	5,712,060

16

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Future Net Revenue by Production Group Based on Forecast Prices and Costs (8)

	Future Net Revenue Before Income Taxes (1) (Discounted at 10% Per Year)	Unit Value
Proved Developed Producing	(M$)	($/boe)
Light and medium oil (2)	1,848,495	37.05
Natural gas (3)	218,929	19.46
Non-conventional oil and gas activities	7,221	5.91
Total Proved Developed Producing	2,074,645	33.26
Proved Developed Non-Producing
Light and medium oil (2)	52,002	40.53
Natural gas (3)	94,969	30.44
Non-conventional oil and gas activities	2,010	4.00
Total Proved Developed Non-Producing	148,982	30.37
Proved Undeveloped
Light and medium oil (2)	172,789	15.91
Natural gas (3)	320,842	17.67
Non-conventional oil and gas activities	6,081	3.58
Total Proved Undeveloped	499,712	16.27
Proved
Light and medium oil (2)	2,073,743	33.43
Natural gas (3)	634,291	19.50
Non-conventional oil and gas activities	15,305	4.47
Total Proved	2,723,339	27.79
Probable
Light and medium oil (2)	969,797	26.39
Natural gas (3)	366,288	22.16
Non-conventional oil and gas activities	7,521	4.08
Total Probable	1,343,605	24.38
Proved Plus Probable
Light and medium oil (2)	3,043,586	30.81
Natural gas (3)	1,000,532	20.39
Non-conventional oil and gas activities	22,826	4.33
Total Proved Plus Probable	4,066,944	26.56

Notes:

(1)	Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves. Net present values of reserves categories are an approximation based on major products.
(2)	Including solution gas and other by-products.
(3)	Including by-products but excluding solution gas.

17

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Forecast Prices used in Estimates (8)

	Light and Medium Crude Oil			Crude Oil	Natural Gas Canada	Natural Gas France	Natural Gas Netherlands	Natural Gas Liquids	Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Brent Blend FOB North Sea ($US/bbl)	AECO Gas Price ($Cdn/MMBtu)	National Balancing Point (UK)	Gas Price ($Cdn/Mcf)	FOB Field Gate ($Cdn/bbl)	Percent Per Year	($US/$Cdn)
2012	94.10	86.86	81.56	111.60	2.45	9.37	9.70	65.42	1.6	1.001
Forecast
2013	90.00	85.00	79.90	105.00	3.38	9.13	9.68	65.38	2.0	1.000
2014	92.50	91.50	84.18	102.50	3.83	9.32	9.88	71.37	2.0	1.000
2015	95.00	94.00	86.48	102.50	4.28	9.76	10.35	75.51	2.0	1.000
2016	97.50	96.50	88.78	102.50	4.72	10.25	10.86	77.52	2.0	1.000
2017	97.50	96.50	88.78	100.00	4.95	10.00	10.60	77.52	2.0	1.000
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	1.000

All forecast prices in the table above provided by GLJ. For 2012, the price of Vermilion’s natural gas in the Netherlands was based on pricing established by GasTerra, a state owned entity which purchases all natural gas produced by Vermilion in the Netherlands. For 2012, the natural gas price in the Netherlands was calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs. France natural gas production was benchmarked to National Balancing Point (UK).  The benchmark price for Australia and France crude oil was Dated Brent. The benchmark price for Canadian crude oil was Edmonton Par and Canadian natural gas was priced against AECO. For the year ended December 31, 2012, the average realized sales prices before hedging were $117.03 per bbl (Australia) and $107.67 per bbl (France) for Brent-based crude oil, $82.84 per bbl for Canadian-based crude oil and NGLs, $9.81 per Mcf for European natural gas and $2.52 per Mcf for Canadian natural gas.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's gross light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2012 compared to such reserves as at December 31, 2011 based on the forecast price and cost assumptions set forth in note 8 under the heading "Statement of Reserves Data and Other Oil and Gas Information – Forecast Prices used in Estimates".

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

AUSTRALIA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	12,697	4,800	17,497	12,697	4,800	17,497	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	2,000	2,000	-	2,000	2,000	-	-	-	-	-	-
Technical Revisions	53	36	89	53	36	89	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(95)	(20)	(115)	(95)	(20)	(115)	-	-	-	-	-	-
Production	(2,328)	-	(2,328)	(2,328)	-	(2,328)	-	-	-	-	-	-
At December 31, 2012	10,327	6,816	17,143	10,327	6,816	17,143	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	-	-	-	-	-	-	-	-	-	12,697	4,800	17,497
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	2,000	2,000
Technical Revisions	-	-	-	-	-	-	-	-	-	53	36	89
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	(95)	(20)	(115)
Production	-	-	-	-	-	-	-	-	-	(2,328)	-	(2,328)
At December 31, 2012	-	-	-	-	-	-	-	-	-	10,327	6,816	17,143

18

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

CANADA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	15,972	14,038	30,010	15,953	14,035	29,988	19	3	22	3,358	1,662	5,020
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,568	800	4,368	3,568	800	4,368	-	-	-	489	331	820
Technical Revisions	1,395	(736)	659	1,393	(736)	657	2	-	2	169	33	202
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,803)	-	(2,803)	(2,799)	-	(2,799)	(4)	-	(4)	(451)	-	(451)
At December 31, 2012	18,132	14,102	32,234	18,115	14,099	32,214	17	3	20	3,565	2,026	5,591

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	116,411	58,525	174,936	91,493	48,764	140,257	24,918	9,761	34,679	38,732	25,454	64,186
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	12,449	7,178	19,627	12,449	7,178	19,627	-	-	-	6,132	2,327	8,459
Technical Revisions	2,132	(433)	1,699	102	(2,229)	(2,127)	2,030	1,796	3,826	1,920	(775)	1,145
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(3,252)	384	(2,868)	-	-	-	(3,252)	384	(2,868)	(542)	64	(478)
Production	(13,726)	-	(13,726)	(12,066)	-	(12,066)	(1,660)	-	(1,660)	(5,542)	-	(5,542)
At December 31, 2012	114,014	65,654	179,668	91,978	53,713	145,691	22,036	11,941	33,977	40,700	27,070	67,770

FRANCE	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	24,127	11,801	35,928	24,127	11,801	35,928	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	106	130	236	106	130	236	-	-	-	-	-	-
Technical Revisions	1,089	268	1,357	1,089	268	1,357	-	-	-	-	-	-
Acquisitions	10,836	2,064	12,900	10,836	2,064	12,900	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(3,642)	-	(3,642)	(3,642)	-	(3,642)	-	-	-	-	-	-
At December 31, 2012	32,516	14,263	46,779	32,516	14,263	46,779	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	596	19	615	596	19	615	-	-	-	24,226	11,805	36,031
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	106	130	236
Technical Revisions	1,088	5	1,093	1,088	5	1,093	-	-	-	1,271	267	1,538
Acquisitions	1,007	-	1,007	1,007	-	1,007	-	-	-	11,004	2,064	13,068
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(1,314)	-	(1,314)	(1,314)	-	(1,314)	-	-	-	(3,861)	-	(3,861)
At December 31, 2012	1,377	24	1,401	1,377	24	1,401	-	-	-	32,746	14,266	47,012

19

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

IRELAND	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2012	-	-	-	-	-	-	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	91,991	12,968	104,959	91,991	12,968	104,959	-	-	-	15,332	2,161	17,493
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	22,074	22,074	-	22,074	22,074	-	-	-	-	3,679	3,679
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(37)	37	-	(37)	37	-	-	-	-	(6)	6	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2012	91,954	35,079	127,033	91,954	35,079	127,033	-	-	-	15,326	5,846	21,172

NETHERLANDS	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	-	-	-	-	-	-	-	-	-	51	56	107
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	6	4	10
Technical Revisions	-	-	-	-	-	-	-	-	-	29	(2)	27
Acquisitions	-	-	-	-	-	-	-	-	-	-	2	2
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(24)	-	(24)
At December 31, 2012	-	-	-	-	-	-	-	-	-	62	61	123

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	32,768	32,740	65,508	32,768	32,740	65,508	-	-	-	5,512	5,513	11,025
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,333	3,633	6,966	3,333	3,633	6,966	-	-	-	562	610	1,172
Technical Revisions	12,134	(3,265)	8,869	12,134	(3,265)	8,869	-	-	-	2,052	(547)	1,505
Acquisitions	854	169	1,023	854	169	1,023	-	-	-	142	31	173
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(12,483)	-	(12,483)	(12,483)	-	(12,483)	-	-	-	(2,105)	-	(2,105)
At December 31, 2012	36,606	33,277	69,883	36,606	33,277	69,883	-	-	-	6,163	5,607	11,770

20

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

TOTAL COMPANY	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2011	52,796	30,639	83,435	52,777	30,636	83,413	19	3	22	3,409	1,718	5,127
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,674	2,930	6,604	3,674	2,930	6,604	-	-	-	495	336	831
Technical Revisions	2,537	(432)	2,105	2,535	(432)	2,103	2	-	2	199	30	229
Acquisitions	10,836	2,064	12,900	10,836	2,064	12,900	-	-	-	-	2	2
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(95)	(20)	(115)	(95)	(20)	(115)	-	-	-	-	-	-
Production	(8,773)	-	(8,773)	(8,769)	-	(8,769)	(4)	-	(4)	(476)	-	(476)
At December 31, 2012	60,975	35,181	96,156	60,958	35,178	96,136	17	3	20	3,627	2,086	5,714

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2) (3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2011	241,766	104,252	346,018	216,848	94,491	311,339	24,918	9,761	34,679	96,499	49,733	146,232
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	15,782	10,811	26,593	15,782	10,811	26,593	-	-	-	6,800	5,067	11,867
Technical Revisions	15,354	18,381	33,735	13,324	16,585	29,909	2,030	1,796	3,826	5,296	2,660	7,956
Acquisitions	1,861	169	2,030	1,861	169	2,030	-	-	-	11,146	2,095	13,241
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(3,289)	421	(2,868)	(37)	37	-	(3,252)	384	(2,868)	(643)	50	(593)
Production	(27,523)	-	(27,523)	(25,863)	-	(25,863)	(1,660)	-	(1,660)	(13,836)	-	(13,836)
At December 31, 2012	243,951	134,034	377,985	221,915	122,093	344,008	22,036	11,941	33,977	105,262	59,605	164,867

Notes:

(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

21

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following three years. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of Initial Undeveloped Reserves Assignment

Undeveloped Reserves Attributed in Current Year

	Light & Medium Oil (Mbbl)		Natural Gas (MMcf)		Coalbed Methane Gas (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)
	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked
Proved
Prior to 2010	1,090	2,034	99,026	100,928	1,152	20,607	362	441	18,148	22,731
2010	4,627	6,588	6,454	107,633	4,943	12,958	268	751	6,795	27,438
2011	3,365	8,127	6,246	114,422	-	11,451	156	743	4,562	29,849
2012	3,378	9,062	10,998	121,962	-	10,939	415	1,051	5,626	32,263
Probable
Prior to 2010	2,184	8,047	19,348	34,566	1,598	14,374	324	754	5,999	16,958
2010	6,306	12,417	8,106	38,296	2,435	8,066	342	931	8,405	21,075
2011	5,707	15,734	11,191	47,687	-	5,761	280	937	7,852	25,580
2012	3,910	17,536	8,714	75,358	-	8,340	360	1,276	5,723	32,762

Note:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year

22

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Future Development Costs

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs).

(M$)	Total Proved Estimated Using Forecast Prices and Costs	Total Proved Plus Probable Estimated Using Forecast Prices and Costs
Australia
2013	18,600	86,600
2014	3,978	3,978
2015	4,058	4,058
2016	4,139	4,139
2017	4,221	4,221
Remainder	4,306	4,306
Total for all years undiscounted	39,302	107,302
Canada
2013	168,444	226,171
2014	108,811	257,861
2015	117,781	197,234
2016	3,236	48,677
2017	2,555	3,226
Remainder	11,442	15,154
Total for all years undiscounted	412,269	748,323
France
2013	18,221	35,211
2014	32,149	66,161
2015	6,586	50,914
2016	5,797	13,353
2017	5,879	5,879
Remainder	23,941	23,941
Total for all years undiscounted	92,573	195,458
Ireland
2013	84,404	84,404
2014	75,313	75,313
2015	45,674	45,674
2016	16,547	16,547
2017	-	-
Remainder	-	-
Total for all years undiscounted	221,938	221,938
Netherlands
2013	4,234	2,842
2014	408	2,632
2015	416	11,515
2016	424	424
2017	433	433
Remainder	6,574	6,574
Total for all years undiscounted	12,490	24,420
Total Company
2013	293,903	435,228
2014	220,659	405,945
2015	174,515	309,394
2016	30,143	83,140
2017	13,088	13,759
Remainder	46,263	49,975
Total for all years undiscounted	778,571	1,297,440

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from the existing credit facility or equity financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

23

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2012:

	Oil	Oil	Natural Gas	Natural Gas
	Gross Wells (1)	Net Wells (2)	Gross Wells (1)	Net Wells (2)
Australia
Producing	19	19	-	-
Non-producing	-	-	-	-
Canada
Producing	380	243	518	348
Non-producing	123	75	154	115
France
Producing	317	312	-	-
Non-producing	169	167	-	-
Ireland
Producing	-	-	-	-
Non-producing	-	-	6	1
Netherlands
Producing	-	-	57	43
Non-producing	-	-	19	14
Total Producing	716	574	575	391
Total Non-producing	292	242	179	130

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(3)	Well counts are based on wellbores.

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2012:

	Acquisition Costs
(M$)	Proved Properties	Unproved Properties	Exploration Costs (1)	Development Costs	Total Costs
Australia	-	-	-	49,389	49,389
Canada	69	-	39,045	236,634	275,748
France	169,597	-	-	47,382	216,979
Ireland	-	-	-	58,764	58,764
Netherlands	-	-	272	21,052	21,324
Total	169,666	-	39,317	413,221	622,204

Note:

(1) Includes costs of acquiring undeveloped lands.

24

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Exploration and Development Activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2012 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Canada
Oil	-	-	73.0	52.6
Gas	-	-	2.0	1.1
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	75.0	53.7
France
Oil	-	-	-	-
Gas	-	-	-	-
Service	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Ireland
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Netherlands
Oil	-	-	-	-
Gas	2.0	1.4	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	2.0	1.4
Total Company
Oil	-	-	73.0	52.6
Gas	2.0	1.4	2.0	1.1
Service	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	2.0	1.4	75.0	53.7

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has currently budgeted $485 million for its 2013 capital program in Australia, Canada, France, Ireland and the Netherlands. The funds will be used for drilling wells to develop reserves in its Canadian Cardium play and liquids-rich gas wells in Drayton Valley. The Company is also planning to drill wells in Australia, France and the Netherlands. A portion of the capital will be allocated to workovers, production optimization, and maintenance capital in each country.

25

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Properties with No Attributed Reserves

The following table sets out Vermilion's undeveloped land as at December 31, 2012:

	Undeveloped Land
Country	Gross Acres (1)	Net Acres (2)
Australia	-	-
Canada	507,711	427,610
France	362,985	362,985
Ireland	-	-
Netherlands	598,166	435,286
Total	1,468,862	1,225,881

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 9,496 net acres in Canada and 77,094 net acres in France to expire within one year unless the Company initiates the capital activity necessary to retain the rights. The lands are not material to the Company and it does not intend to conduct any work to maintain the land.  In the Netherlands, Ireland and Australia, no such rights expire within one year.

Contingent and Prospective Resources

The GLJ Resources Assessment estimated contingent resources of 83.9 million boe (low estimate) to 231.8 million boe (high estimate), with a best estimate of 160.9 million boe, and prospective resources of 9.6 million boe (low estimate) to 541.0 million boe (high estimate), with a best estimate of 249.4 million boe. Contingent and prospective resources are in addition to reserves estimated in the GLJ Report.

Summary information regarding contingent and prospective resources and net present values of future net revenues from contingent and prospective resources are set forth below.

Company Resources as at December 31, 2012 (1) - Forecast Prices and Costs (2) (9)

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
Oil and NGLs	P+P (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)	Low (Mbbl)	Best (Mbbl)	High (Mbbl)
Australia	17,143	2,650	6,800	10,800	-	-	-	2,650	6,800	10,800	-	-	-
Canada	37,825	33,118	52,774	70,961	1,843	107,438	273,092	28,596	44,534	57,903	1,628	84,979	208,046
France	46,779	6,425	16,995	25,496	-	-	-	6,138	16,013	24,019	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-	-
Netherlands	123	-	-	-	-	-	-	-	-	-	-	-	-
Total	101,870	42,193	76,569	107,257	1,843	107,438	273,092	37,384	67,347	92,722	1,628	84,979	208,046

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
Natural Gas	P+P (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)	Low (MMcf)	Best (MMcf)	High (MMcf)
Australia	0	-	-	-	-	-	-	-	-	-	-	-	-
Canada	179,668	235,714	483,135	696,279	46,638	851,884	1,607,204	221,905	453,008	644,338	44,314	795,494	1,490,947
France	1,401	9,060	11,518	14,448	-	-	-	9,060	11,518	14,448	-	-	-
Ireland	127,033	5,336	11,357	36,381	-	-	-	5,336	11,357	36,381	-	-	-
Netherlands	69,883	-	-	-	-	-	-	-	-	-	-	-	-
Total	377,985	250,110	506,010	747,108	46,638	851,884	1,607,204	236,301	475,883	695,167	44,314	795,494	1,490,947

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
Total Oil Equivalent	P+P (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)	Low (Mboe)	Best (Mboe)	High (Mboe)
Australia	17,143	2,650	6,800	10,800	-	-	-	2,650	6,800	10,800	-	-	-
Canada	67,770	72,403	133,295	187,009	9,617	249,418	540,959	65,580	120,035	165,293	9,013	217,562	456,538
France	47,012	7,935	18,915	27,904	-	-	-	7,648	17,933	26,427	-	-	-
Ireland	21,172	889	1,893	6,064	-	-	-	889	1,893	6,064	-	-	-
Netherlands	11,770	-	-	-	-	-	-	-	-	-	-	-	-
Total	164,867	83,877	160,903	231,777	9,617	249,418	540,959	76,767	146,661	208,584	9,013	217,562	456,538

26

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Summary of Net Present Value of Future Net Revenues as at December 31, 2012 - Forecast Prices and Costs (2)

Contingent Resources	Before Income Taxes, Discounted at (% per year) (8)
(M$)	0%	5%	8%	10%
Low Estimate (C1) (5)
Australia	61,997	42,959	34,570	29,925
Canada	1,712,572	916,122	639,548	505,146
France	407,270	254,130	196,928	167,539
Ireland	11,326	7,172	5,525	4,668
Netherlands	-	-	-	-
Total Low Estimate	2,193,165	1,220,383	876,571	707,278
Best Estimate (C2) (6)
Australia	425,329	313,355	263,812	236,225
Canada	3,406,612	1,888,778	1,362,746	1,106,275
France	1,048,302	596,063	443,433	368,654
Ireland	56,139	26,608	16,563	11,774
Netherlands	-	-	-	-
Total Best Estimate	4,936,382	2,824,804	2,086,554	1,722,928
High Estimate (C3) (7)
Australia	851,871	623,288	523,927	469,059
Canada	5,305,454	2,945,112	2,149,158	1,764,334
France	1,831,541	1,014,848	761,127	639,965
Ireland	288,983	107,560	57,142	35,814
Netherlands	-	-	-	-
Total High Estimate	8,277,849	4,690,808	3,491,354	2,909,172

Prospective Resources	Before Income Taxes, Discounted at (% per year) (8)
(M$)	0%	5%	8%	10%
Low Estimate (Pr1) (5)
Australia	-	-	-	-
Canada	143,088	73,319	50,068	39,096
France	-	-	-	-
Ireland	-	-	-	-
Netherlands	-	-	-	-
Total Low Estimate	143,088	73,319	50,068	39,096
Best Estimate (Pr2) (6)
Australia	-	-	-	-
Canada	4,766,626	1,963,420	1,152,054	800,693
France	-	-	-	-
Ireland	-	-	-	-
Netherlands	-	-	-	-
Total Best Estimate	4,766,626	1,963,420	1,152,054	800,693
High Estimate (Pr3) (7)
Australia	-	-	-	-
Canada	21,714,243	10,061,738	6,736,117	5,263,776
France	-	-	-	-
Ireland	-	-	-	-
Netherlands	-	-	-	-
Total High Estimate	21,714,243	10,061,738	6,736,117	5,263,776

27

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Notes:

(1)	The contingent resource assessments were prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and NI 51-101. Contingent resource is defined in the Canadian Oil and Gas Evaluation Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Prospective resource is defined in the Canadian Oil and Gas Evaluation Handbook are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that it will be commercially viable to produce any portion of the resources.
(2)	The forecast price and cost assumptions utilized in the year-end 2012 reserves report were also utilized by GLJ in preparing the contingent resource and prospective resource assessments. See ”GLJ December 31, 2012 Forecast Prices” in this Annual Information Form.
(3)	Proved plus probable gross reserve volumes are based on the year-end 2012 reserves report.
(4)	GLJ prepared the estimates of contingent and prospective resources shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table.
(5)	Low estimate is considered to be a conservative estimate of the quantity of contingent (C1) or prospective (Pr1) resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those contingent or prospective resources at the low end of the estimate range have the highest degree of certainty - a 90% confidence level - that the actual quantities recovered will be equal or exceed the estimate.
(6)	Best estimate is considered to be the best estimate of the quantity of contingent (C2) or prospective (Pr2) resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those contingent or prospective resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will be equal or exceed the estimate.
(7)	High estimate is considered to be an optimistic estimate of the quantity of contingent (C3) or prospective (Pr3) resources that will actually be recovered. It is unlikely that the actual remaining quantities of contingent or prospective resources recovered will meet or exceed the high estimate. Those contingent or prospective resources at the high end of the estimate range have a lower degree of certainty - a 10% confidence level - that the actual quantities recovered will equal or exceed the estimate.
(8)	The net present value of future net revenue attributable to the contingent or prospective resources does not necessarily represent the fair market value of the contingent or prospective resources. Estimated abandonment and reclamation costs have been included in the evaluation.

(9)	"Gross” Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net” Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in Reserves or Contingent Resources or Prospective Resources.

Abandonment and Reclamation Costs

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Australia, Canada, France, Ireland and the Netherlands. As well, Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries. The number of net wells to be abandoned is 1,208 in Canada, 568 in France, 61 in the Netherlands, 20 in Australia and one in Ireland.

The total amount of costs including future drilling locations, net of salvage, as estimated in the GLJ Report, is set forth in the following table:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	29,665	11,995
Canada	35,528	11,411
France	174,730	36,684
Ireland	8,594	3,159
Netherlands	38,294	23,712
Total	286,811	86,961

Costs associated with abandonment of surface facilities, well site reclamation, pipeline abandonments, non-producing wells and reclamation costs, not including downhole costs listed above, were estimated by management of the Company as:

Country	Facilities Undiscounted (M$)	Discounted 10% (M$)
Australia	137,466	30,360
Canada	92,753	28,100
France	65,796	12,209
Ireland	20,101	4,397
Netherlands	91,529	51,206
Total	407,645	126,272

In the next three years, as estimated in the GLJ Report, Vermilion expects to pay abandonment and reclamation costs of:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	-	-
Canada	1,753	1,517
France	3,175	2,662
Ireland	-	-
Netherlands	9,426	8,038
Total	14,354	12,217

28

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Tax Information

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions. In France, taxable income is taxed at a rate of approximately 34.4%, plus an additional profit tax of 1.7% levied from 2012 to 2014 if annual gross revenues exceed 250 million Euros. In the Netherlands, taxable income is taxed at a rate of approximately 46%. As a function of the impact of Vermilion’s Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

(M$)	Oil and Gas Assets		Tax Losses (4)	Other	Total
Australia	220,641	(1)	-	-	220,641
Canada	802,741	(1)	418,927	19,062	1,240,730
France	289,430	(2)	35,059	-	324,489
Ireland	670,841	(4)	186,724	-	857,565
Netherlands	30,475	(3)	-	-	30,475
Total	2,014,128		640,710	19,062	2,673,900

Notes:

(1)	Deduction calculated using various declining balance rates.
(2)	Deduction calculated using a combination of straight-line over the assets life and unit of production method.
(3)	Deduction calculated using a unit of production method.
(4)	Development expenditures and losses are deductible at 100% against taxable income.

Production Estimates

The following table sets forth the volume of production estimated for the year 2013 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves:

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	5,561	-	-	-	5,561
Proved Plus Probable	7,971	-	-	-	7,971
Canada
Proved	6,926	9	37,017	1,294	14,399
Proved Plus Probable	8,559	9	40,342	1,414	16,706
France
Proved	10,172	-	3,774	-	10,801
Proved Plus Probable	10,645	-	3,838	-	11,285
Ireland
Proved	-	-	-	-	-
Proved Plus Probable	-	-	-	-	-
Netherlands
Proved	-	-	33,970	58	5,720
Proved Plus Probable	-	-	42,666	72	7,183
Total Proved	22,659	9	74,760	1,352	36,481
Total Proved Plus Probable	27,176	9	86,845	1,487	43,146

29

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year. Vermilion had no production from its Ireland assets in 2012. Light and medium oil average net prices received in the following table also includes immaterial amounts generated by the sale of heavy oil.

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Australia
Average Daily Production
Light and Medium Oil (bbl/d)	6,648	6,970	5,958	5,873
Natural Gas (MMcf/d)	-	-	-	-
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/bbl)	156.43	129.94	114.44	115.22
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties (1)
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	23.27	21.68	24.62	24.97
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	133.16	108.26	89.82	90.25
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Canada
Average Daily Production
Light and Medium Oil (bbl/d)	7,574	7,757	7,322	7,983
Natural Gas (MMcf/d)	41.83	41.32	35.54	31.41
Natural Gas Liquids (bbl/d)	1,302	1,321	1,204	1,106
Average Net Prices Received
Light and Medium Oil ($/bbl)	91.78	84.02	83.40	83.32
Natural Gas ($/Mcf)	2.15	2.13	2.52	3.53
Natural Gas Liquids ($/bbl)	76.65	63.44	61.92	59.92
Royalties
Light and Medium Oil ($/bbl)	8.96	8.75	7.90	7.53
Natural Gas ($/Mcf)	0.04	-	0.06	0.14
Natural Gas Liquids ($/bbl)	22.36	16.96	14.16	14.33
Transportation
Light and Medium Oil ($/bbl)	1.75	2.20	1.96	1.64
Natural Gas ($/Mcf)	0.17	0.16	0.15	0.18
Natural Gas Liquids ($/bbl)	1.76	1.69	1.69	1.86
Production Costs
Light and Medium Oil ($/bbl)	10.75	9.51	10.75	9.08
Natural Gas ($/Mcf)	1.53	1.49	1.59	2.20
Natural Gas Liquids ($/bbl)	8.63	7.52	8.85	14.71
Netback Received
Light and Medium Oil ($/bbl)	70.32	63.56	62.79	65.07
Natural Gas ($/Mcf)	0.41	0.48	0.72	1.01
Natural Gas Liquids ($/bbl)	43.90	37.27	37.22	29.02

30

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

France
Average Daily Production
Light and Medium Oil (bbl/d)	10,270	9,931	9,767	9,843
Natural Gas (MMcf/d)	3.48	3.57	3.39	3.91
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/bbl)	107.67	105.96	107.49	104.78
Natural Gas ($/Mcf)	9.13	12.60	9.96	11.47
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/bbl)	5.80	5.87	5.63	5.56
Natural Gas ($/Mcf)	0.21	0.26	0.28	0.27
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/bbl)	2.83	2.21	1.99	2.32
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	15.36	15.45	12.21	16.73
Natural Gas ($/Mcf)	2.35	1.61	3.44	1.00
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	83.68	82.43	87.66	80.17
Natural Gas ($/Mcf)	6.57	10.73	6.24	10.20
Natural Gas Liquids ($/bbl)	-	-	-	-
Netherlands
Average Daily Production
Light and Medium Oil (bbl/d)	-	-	-	-
Natural Gas (MMcf/d)	35.08	33.74	34.59	33.03
Natural Gas Liquids (bbl/d)	72	84	41	70
Average Net Prices Received
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	9.75	9.55	9.44	10.08
Natural Gas Liquids ($/bbl)	108.25	94.74	94.66	98.89
Production Costs
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	1.29	1.78	1.22	1.88
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	8.46	7.77	8.22	8.20
Natural Gas Liquids ($/bbl)	108.25	94.74	94.66	98.89
Total
Average Daily Production
Light and Medium Oil (bbl/d)	24,492	24,658	23,047	23,699
Natural Gas (MMcf/d)	80.39	78.63	73.52	68.34
Natural Gas Liquids (bbl/d)	1,374	1,405	1,245	1,176
Average Net Prices Received
Light and Medium Oil ($/bbl)	115.99	102.39	102.58	98.69
Natural Gas ($/Mcf)	5.77	5.79	6.12	7.15
Natural Gas Liquids ($/bbl)	78.30	65.32	63.00	62.23
Royalties
Light and Medium Oil ($/bbl)	5.20	5.83	4.57	5.18
Natural Gas ($/Mcf)	0.03	0.01	0.04	0.08
Natural Gas Liquids ($/bbl)	21.19	15.94	13.70	13.48
Transportation Costs
Light and Medium Oil ($/bbl)	1.73	1.80	1.37	1.59
Natural Gas ($/Mcf) (2)	0.36	0.36	0.35	0.35
Natural Gas Liquids ($/bbl)	1.67	1.59	1.64	1.75
Production Costs
Light and Medium Oil ($/bbl)	16.08	14.43	15.59	15.47
Natural Gas ($/Mcf)	1.46	1.62	1.50	1.98
Natural Gas Liquids ($/bbl)	8.18	7.06	8.56	13.84
Netback Received
Light and Medium Oil ($/bbl)	92.98	80.33	81.05	76.45
Natural Gas ($/Mcf)	3.92	3.80	4.23	4.74
Natural Gas Liquids ($/bbl)	47.26	40.73	39.10	33.16

Notes:

(1)	As a result of Vermilion’s adoption of IFRS, Vermilion no longer includes PRRT within royalties. Under IFRS, Vermilion accounts for PRRT as an income tax and accordingly, royalty netbacks exclude PRRT.
(2)	Includes Ireland transportation costs

31

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company’s expected requirements.

The following table summarizes Vermilion’s outstanding risk management positions as at December 31, 2012:

Risk Management - Oil	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Swap - WTI
January 2013 - June 2013 (1)	-	1,000	101.18
January 2013 - December 2013	-	2,000	93.04
Collar - WTI
January 2013 - March 2013	-	650	85.00 - 97.65
April 2013 - June 2013	-	250	88.00 - 109.43
Collar - Dated Brent
January 2013 - March 2013	-	1,550	103.97 - 118.81
January 2013 - March 2013	1.00	250	95.00 - 132.15
January 2013 - June 2013	-	2,000	90.00 - 105.28
January 2013 - December 2013	-	3,500	96.14 - 107.34
April 2013 - June 2013	-	250	105.00 - 114.65
July 2013 - December 2013	-	500	95.00 - 109.10

Risk Management - Natural Gas	Funded Cost ($/GJ)	GJ/d	Strike Price(s) $/GJ
Collar - AECO (Physical)
April 2012 - March 2014	0.10	5,500	2.60 - 3.78
June 2012 - March 2014	0.10	3,000	2.30 - 3.75

Note:

(1)	The counterparties to the swaps have the option on June 28, 2013 to extend the swap to December 31, 2013 at the contracted volume and price.

From time to time Vermilion enters into new risk management positions. Information regarding outstanding risk management positions is available on Vermilion’s website at www.vermilionenergy.com/ir/hedging.cfm.

32

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.

Management

Vermilion has a board of directors currently consisting of eight individuals. The directors are nominated by the Company and elected annually at the direction of Shareholders by ordinary resolution, and hold office until the next meeting of Shareholders (unless otherwise ceasing to act as a director prior to such meeting). As at February 28, 2013, the directors and officers of Vermilion, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,162,364 common shares representing approximately 4.2% of the issued and outstanding common shares.

The following table sets forth certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following table for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Directors Name and Municipality of Residence	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta, Canada	President and Chief Executive Officer and Director	1994	Since 2003, President and Chief Executive Officer of Vermilion

W. Kenneth Davidson (2) (3) Oakville, Ontario, Canada	Director	2005	Since 2000, Director of Millar Western Forest Products Ltd., a private forest products company 2009 to February 2011, Director of Realex Properties Corp., a public real estate company

Claudio A. Ghersinich (2) (4) (5) Calgary, Alberta, Canada	Director	1994	Since 2005, President of Carrera Investments Corp., a private investment company

Joseph F. Killi (2) (3) Calgary, Alberta, Canada	Director	1999

Since 2008, President and Chief Executive Officer and director of Wilmington Capital Management Inc., a public investment company.

January 2011 to December 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a private real estate company

2005 to January 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a public real estate company

2005 to February 2011, Vice Chairman of Realex Properties Corp., a public real estate company

Since 1993, President of Rosebridge Capital Corp. Inc., a private real estate investment company

Loren M. Leiker (5) Houston, Texas, USA	Director	2012	Since 2011, Director for SM Energy and Midstates Petroleum 2008 to 2011, Senior Executive VP Exploration, EOG Resources

Larry J. Macdonald (1) (2) (3) (4) (5) Okotoks, Alberta, Canada	Director and Chairman of the Board	2002	Since 2003, Chairman & Chief Executive Officer and a director of Point Energy Ltd., a private oil and gas company Since 2003, Managing Director of Northpoint Energy Ltd., a private oil and gas company

William F. Madison (2) (4) (5) Sugar Land, Texas, USA	Director	2004	Since 2007, Director of Canadian Oil Recovery and Remediation Enterprise, Inc., a public oil recovery and remediation company

Timothy R. Marchant (3) (4) (5) Calgary, Alberta, Canada	Director	2010

Since December 2011, Executive Chair or Anatolia Energy Corp., a public oil and gas company

2009 to present, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

2007 to 2009, Vice President, Middle East Business Development for BP International

Notes:

(1) Chairman of the Board

(2) Member of the Audit Committee

(3) Member of the Governance and Human Resources Committee

(4) Member of the Health, Safety and Environment Committee

(5) Member of the Independent Reserves Committee

33

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Officers Name and Municipality of Residence	Office Held	Principal Occupation During the Past Five Years
John D. Donovan Calgary, Alberta, Canada	Executive Vice President Business Development	Since 2005, Executive Vice President, Business Development of Vermilion
Curtis W. Hicks Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer	Since 2004, Executive Vice President and Chief Financial Officer of Vermilion
Anthony Marino Calgary, Alberta, Canada	Executive Vice President and Chief Operating Officer

Since May 2012, Executive Vice President and Chief Operating Officer of Vermilion

2009 to 2012, Director, President & CEO, Baytex Energy Corporation

2004 to 2008, Chief Operating Officer, Baytex Energy Corporation

Mona Jasinski Calgary, Alberta, Canada	Executive Vice President People	Since 2011, Executive Vice President People of Vermilion 2009 to 2011, Vice President People of Vermilion 2004 to 2009, HR Manager, Shell Onshore Production, North America

Terry Hergott Calgary, Alberta, Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion 1996 to 2012, Canadian Supply & Trading Manager, Marathon Petroleum Corp.

Gerard Schut Den Haag, The Netherlands	Vice President European Operations	Since July 2012, Vice President European Operations August 2006 to May 2012, General Manager, Chevron Exploration and Production Netherlands

Robert J. Engbloom, Q.C. Calgary, Alberta, Canada	Corporate Secretary	Since January 1, 2012, partner with and Deputy Chair of Norton Rose Canada LLP, a law firm 1999 to 2011, partner with Macleod Dixon LLP, a law firm

Common Shares

Each common share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of common shares will be, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up its affairs.

Cash Dividends

The Company expects to pay dividends on a monthly basis. All decisions with respect to the declaration of dividends on the common shares will be made by the board on the basis of the Company's net earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by the Company, crude oil and natural gas prices and access to capital markets, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain shareholders of the Company.

34

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Record of Cash Dividends

The following table sets forth the amount of per period cash distributions per Unit declared by the Trust since the completion of the 2003 Arrangement on January 22, 2003 and the per period cash dividends per common share declared by the Company since the completion of the Conversion Arrangement on September 1, 2010. Dividends are generally paid on the 15th day of the month following the month of declaration. Until the December 14, 2007 distribution announcement, Vermilion had paid distributions of $0.17 per Trust Unit per month. From the January 15, 2008 payment date and onwards, Vermilion had paid distributions/dividends of $0.19 per Trust Unit /common share per month. In January 2013, Vermilion increased its dividend payments to $0.20 per share from $0.19 per share. The increase became effective for the January 2013 dividend paid on February 15, 2013.

Period	Distribution Amount for Period per Trust Unit
As Vermilion Energy Trust
2003 – January 22 to December 31	$1.87
2004 – January to December	$2.04
2005 – January to December	$2.04
2006 – January to December	$2.04
2007 – January to December	$2.06
2008 – January to December	$2.28
2009 – January to December	$2.28
2010 – January to September (1)	$1.71

Period	Dividend Amount for Period per Common Share
As Vermilion Energy Inc.
2010 – September to December (1)	$0.57
2011 – January to December	$2.28
2012 – January to December	$2.28
2013 – January to February	$0.40
Total cash dividends since January 22, 2003	$21.85

Note:

(1)	Total cash dividends paid out in 2010 by Vermilion and the Trust to a holder of a common share who was a former holder of a Trust Unit equals $2.28.

Dividend Reinvestment Plan

The Company has established a DRIP Plan. The DRIP Plan is only available to registered Shareholders who are residents of Canada.

Under the DRIP Plan, registered Shareholders may, at their option, reinvest their cash dividends to purchase additional common shares (the "DRIP common shares") by directing the Plan Agent (as defined below) to apply dividends on their existing common shares to the purchase of DRIP common shares. Computershare Trust Company of Canada in its capacity as plan agent (the "Plan Agent") will apply cash dividends towards the purchase of DRIP common shares from the Company, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX. DRIP common shares will be acquired either at the average market price at which DRIP common shares are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable dividend. Participants in the DRIP Plan will also receive additional dividends of common shares equal to 5% of the DRIP common shares purchased with their dividends. Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP common shares.

Registered Shareholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent. That notice, if actually received no later than five (5) business days prior to a Dividend Record Date, will have effect for the dividend to be made on the following Dividend Payment Date. Thereafter, dividends to those Shareholders will be in cash. The Company may amend, suspend or terminate the DRIP Plan in its sole discretion, provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of the participants. The Company is not required to issue common shares into any jurisdiction where the issuance would be contrary to applicable laws.

35

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Shareholder Rights Plan

A unitholder rights plan was first implemented in 2003 in conjunction with the 2003 Arrangement. At each of the annual and special meetings of holders of Trust Units held in 2006 and 2009, the unitholders rights plan was renewed and approved by holders of the Trust Units. In conjunction with the Conversion Arrangement, the Rights Plan for the Company was approved. The objectives of the Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to:

(a)	evaluate a takeover bid (particularly if it includes share or trust unit consideration);

(b)	explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and

(c)	make reasoned recommendations to the Shareholders.

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares of the Company. As set forth in detail below, the Rights Plan discourages coercive hostile takeover bids by creating the potential that any common shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of common shares who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire common shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any takeover bid for outstanding common shares of the Company, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The board of directors did not adopt the Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Summary of the Plan

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement. A copy of the Shareholder Rights Plan Agreement will be available in its entirety upon request at the head office of Vermilion during normal business hours.

Term

The Rights Plan will remain in effect until termination of the annual meeting of Shareholders of the Company in 2013 unless the term of the Shareholder Rights Plan Agreement is extended beyond such date by resolution of Shareholders.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the date that a majority of the Shareholders vote against the continued existence of the Shareholder Rights Plan Agreement.

36

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Rights Exercise Privilege

The Rights will separate from the voting common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their common shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender voting common shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)	the Shareholder who has agreed to tender voting common shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting common shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the Shareholder has agreed to deposit or tender voting common shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting common shares offered to be purchased under the Lock-Up Bid is less than all of the voting common shares held by Shareholders (excluding common shares held by the offeror), the number of voting common shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting common shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting common shares offered to be purchased under the Lock-Up Bid; and

(c)	no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting common shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to common shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the common shares.

37

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting common shares as registered on the books of the Company, other than the offeror;

(c)	the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting common shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the voting common shares held by independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)	the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting common shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting common shares may be taken up and paid for and that any voting common shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)	the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting common shares may be taken up and paid for, more than 50% of the voting common shares held by independent Shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting common shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting common shares on terms which the board of directors considers fair to all Shareholders. In such circumstances, the board of directors may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting common shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting common shares of the Company within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting common shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting common shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting common shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting common shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

38

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Amendment

The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Kenneth Davidson (Chair)	Yes	Yes	Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business and a Masters in Business Administration degree. Mr. Davidson has obtained significant financial experience and exposure to accounting including internal controls and procedures for financial reporting and complex financial issues as a director, officer or consultant to a number of companies involved in the banking and securities areas of the financial services sector.

Claudio A. Ghersinich	Yes	Yes	Mr. Ghersinich holds a B.Sc. Civil Engineering degree from the University of Manitoba. Mr. Ghersinich has obtained financial experience and exposure to accounting and financial issues in a role as a founder of Vermilion Resources Ltd. in 1994 and as an audit committee member of other public companies.

Joseph F. Killi	Yes	Yes	Mr. Killi holds a Bachelor of Science degree in Biochemistry, a Bachelor of Commerce degree and a Chartered Accountant designation. As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements including internal controls and procedures for financial reporting. Mr. Killi has an understanding of the accounting principles used by the Company as well as the implications of those accounting principles on the Company's financial results. Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Realex Properties Corp. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.

Larry J. Macdonald	Yes	Yes	Mr. Macdonald holds a Bachelor of Science degree in Geology. In 2005, Mr. Macdonald attended a financial literacy course at the University of Toronto's Rotman's School of Management in conjunction with the Institute of Corporate Directors. In addition, Mr. Macdonald has obtained financial experience and exposure to accounting and financial issues in a number of senior officer positions with Point Energy Ltd., Pointwest Energy Inc., Westpoint Energy Inc. and Anderson Exploration Ltd. and as a director, audit committee member and officer of a number of other public and private companies as well as not-for-profit organizations.

William F. Madison	Yes	Yes	Mr. Madison holds a Bachelor of Science in Petroleum Engineering. Mr. Madison has completed the Harvard Program for Management Development. Mr. Madison has obtained financial experience and exposure to accounting and financial issues as the Chairman of Montana Tech Foundation of the University of Montana System and as a senior executive of Marathon Oil Company and as a director, audit committee member and officer of other public and private companies.

39

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

External Audit Service Fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2012 and 2011, Deloitte LLP, the auditors of the Company, received the following fees from the Company:

Item	2012	2011
Audit fees(1)	$1,298,619	$962,898
Audit-related fees(2)	$74,375	$107,500
Tax fees(3)	-	$21,665
All other fees(4)	-	$27,342

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2012 and 2011.
(2)	Audit-related fees consist of fees for the review of the quarterly financial statements, services provided in connection with statutory and regulatory filings or engagements and fees for review services related to non-routine regulatory filings such as short-form prospectus and business acquisition reports. Fees also include services related to review of accounting research in regards to the adoption of IFRS.
(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning.
(4)	All other fees consist of fees related to translation services.

MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding Common Shares of the Company are listed and posted for trading on the TSX under the symbol VET. The following table sets forth the closing price range and trading volume of the Common Shares for the periods indicated:

2012	High	Low	Close	Volume
January	$47.86	$44.26	$46.00	3,626,063
February	$49.47	$44.64	$48.65	3,433,722
March	$49.40	$45.84	$46.01	4,141,593
April	$48.12	$44.88	$47.90	4,594,964
May	$48.48	$41.44	$43.48	5,134,880
June	$46.21	$41.27	$45.97	4,462,769
July	$48.00	$44.85	$46.75	2,905,615
August	$47.71	$44.22	$44.91	3,421,766
September	$47.01	$44.25	$46.20	3,319,544
October	$48.27	$44.93	$47.75	3,247,349
November	$50.54	$46.27	$50.54	3,387,754
December	$51.97	$49.37	$51.97	4,929,114

2013	High	Low	Close	Volume
January	$52.50	$50.26	$51.16	4,706,164
February	$53.39	$50.55	$53.37	2,881,906

Awards (entitling the holder thereof to receive common shares) have been issued under the Vermilion Incentive Plan. See the note regarding equity compensation plans in Vermilion's annual financial statements for further details regarding the amount and value of such awards.

CREDIT RATINGS

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and operations.  Specifically, credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings.  A reduction in the current rating on the Company's debt by its rating agencies, particularly a downgrade below current ratings, or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital.  In addition, changes in credit ratings may affect the Company's ability to, and the associated costs of, (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The Senior Unsecured Notes have a rating of BB (low)/Stable from DBRS Limited ("DBRS") and BB- from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation ("S&P").

40

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

DBRS rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". All rating categories other than AAA and D also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. A rating of "BB" is characterized by DBRS to be speculative, non-investment-grade credit quality. The capacity for the payment of financial obligations is uncertain and vulnerable to future events. The "BB" category is the fifth highest of the ten available categories.

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "BB" is characterized as less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "BB" category is the fifth highest of the ten available categories.

Vermilion Rating

DBRS Limited has provided a corporate credit rating of Vermilion of “BB (low”). A rating of “BB” is characterized by DBRS Limited to be speculative, non-investment-grade credit quality. The capacity for the payment of financial obligations is uncertain and vulnerable to future events.

S&P has assigned a corporate credit rating of Vermilion of “BB-” with a stable outlook. An obligor rated “BB” is characterized by S&P as less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments. The plus (+) or minus (-) modifiers indicate the relative standing within the assigned category. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the Common Shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the Common Shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2012, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

LEGAL PROCEEDINGS

The Company is not party to any significant legal proceedings as of March 8, 2013.

MATERIAL CONTRACTS

The Company has not entered into any material contracts outside its normal course of business.

41

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities. Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential Shareholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved and probable reserves and future net revenues to be derived therefrom, including many factors beyond the Company's control. The reserve and future net revenue information set forth in this annual information form represents estimates only. The reserves and estimated future net cash flow from the Company's properties have been independently evaluated by GLJ with an effective date of December 31, 2012. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on prices in use at the date the GLJ Report was prepared, and many of these assumptions are subject to change and are beyond the Company's control. Actual production and cash flow derived therefrom will vary from these evaluations, and such variations could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations, probabilistic methods and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Reserve estimates may require revision based on actual production experience. Such figures have been determined based upon assumed commodity prices and operating costs.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Uncertainty of Contingent Resource Estimates

Information regarding quantities of contingent resources included in this Annual Information Form are estimates only. References to “contingent resources” do not constitute, and should be distinguished from, references to “reserves”. The same uncertainties inherent in estimating quantities of reserves apply to estimating quantities of contingent resources. In addition, there are contingencies that prevent resources from being classified as reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Actual results may vary significantly from these estimates and such variances could be material.

42

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Uncertainty of Prospective Resource Estimates

Information regarding quantities of prospective resources included in this Annual Information Form are estimates only. References to “prospective resources” do not constitute, and should be distinguished from, references to “reserves”. References to “prospective resources” do not constitute, and should be distinguished from, references to “contingent resources”. The same uncertainties inherent in estimating quantities of reserves apply to estimating quantities of prospective resources. In addition, prospective resources are undiscovered which prevents resources from being classified as reserves. Also, in the event of discovery, there may be contingencies that prevent resources from being classified as reserves. There is no certainty of discovery and is there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Actual results may vary significantly from these estimates and such variances could be material.

Volatility of Oil and Natural Gas Prices

The Company's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Vermilion's cash flow which could have the effect of decreasing dividends.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Company operates, will not be changed in a manner which adversely affects the Company.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's net earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt or impair Vermilion’s ability to declare dividends. Any material increase in royalties would also significantly reduce the value of the Company's associated assets.

Government Regulations

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments in Canada, France, the Netherlands, Australia and Ireland. Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

43

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Operational Matters

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its debt obligations or declare dividends.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its debt obligations or declare dividends.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. There can be no assurance that the Company will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol and Carbon Tax

Australia, Canada, France, Ireland and the Netherlands are signatories to the United Nations Framework Convention on Climate Change and have all ratified the Kyoto Protocol established thereunder. Australia, France, Ireland and the Netherlands, as Annex B parties to the Kyoto Protocol, and Ireland, France and Netherlands as members of the European Union, are required to reduce their nation-wide emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases. Canada formally withdrew from the Kyoto Protocol effective 2012. The Canadian federal government has indicated an intention to regulate the emissions of greenhouse gases from a range of industries and has outlined a number of policies to reduce the greenhouse gas emissions intensity of regulated facilities (the "Federal Plan"). The Federal Plan also includes proposed requirements to be implemented by the Canadian federal government which would govern the emission of industrial air pollutants. Certain of the proposed requirements include fixed emissions caps, an emissions credit trading system, and several options from which companies can choose to meet their greenhouse gas emissions reduction targets. At present, the status of its proposals is unclear. The Canadian federal government has repeatedly stated that it intends to align Canada's greenhouse gas emissions reduction policies with those of the United States, and it is willing to wait until the United States has developed its framework before implementing any policies in Canada. As such, it is unclear when, or in what form, the Federal Plan will be implemented.

On July 1 2012, the Australian government established a carbon price for emissions of the following greenhouse gases – carbon dioxide, methane, nitrous oxide and certain perfluorocarbons attributable to aluminium smelting. The price is levied per tonne of carbon dioxide equivalent (CO2e) emissions1. The carbon price is fixed at AUD$23 per tonne of CO2e in 2012 / 2013, AUD$24.15 in 2013 / 2014 and AUD$25.40 in 2014 / 2015. From July 1, 2015, the price will be set by the market. A price ceiling will be in place from July 1, 2015 to June 30, 2018, and will be initially set at AUD$20 above the expected international price. The price ceiling will then rise in real terms at five percent per year. The carbon price applies where direct CO2e emissions exceed a threshold of 25,000 tonnes per annum. After June 30, 2018, the price ceiling will no longer exist and the price will be dictated entirely by the market. Vermilion continues to evaluate and monitor emissions in Australia and expects costs to be approximately AUD$1.5 million per year.

44

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Vermilion's exploration and production facilities and other operations and activities in Canada, Australia, France, Ireland and the Netherlands will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. As such, Vermilion continues to evaluate and monitor regulatory initiatives and overall trends so that it is aware of potential developments that could affect its business and operations.  It is possible that future international and national emissions reduction requirements in jurisdictions that Vermilion operates in may require further reductions of emissions or emissions intensity. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Canada, Australia, France, Ireland and the Netherlands.

(1)	The carbon dioxide (CO2) equivalent of any greenhouse gas is the amount of carbon dioxide that would cause the same amount of global warming. For example; methane has a global warming effect 21 times stronger than CO2. Therefore 1 tonne of methane is equivalent to 21 tonnes of CO2.

Discretionary Nature of Dividends

The declaration and payment (including the amount thereof) of future cash dividends, if any, is subject to the discretion of the board of directors of the Company and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends. Depending on these and other factors considered relevant to the declaration and payment of dividends by the board of directors and management of the Company (some or all of which may be beyond the control of the board of directors and management of the Company), the Company may change its dividend policy from time to time. Any reduction of dividends may adversely affect the market price or value of Common Shares.

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations. Ultimately, this may result in lower levels of cash flow for the Company.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Changes in Income Tax Laws

Income tax laws and administrative policies may be changed in a manner which adversely affects the Company and/or Shareholders.

Depletion of Reserves

The Company has certain unique attributes which differentiate it from other oil and gas industry participants. Dividends paid from cash flow generated in respect of properties, absent commodity price increases or cost effective acquisition and development activities, may decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Accordingly, absent capital expenditures or acquisitions of additional oil and gas properties, Vermilion's current production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Company from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the common shares from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Company's assets.

45

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of Shareholders to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this annual information form. In addition, the market price for securities in the stock markets, including the TSX, has experienced significant price and trading fluctuations in recent years. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, potentially impacting dividends to shareholders.

In addition, an increase in the exchange rate for the Canadian dollar versus the U.S. dollar would result in the receipt by the Company of fewer Canadian dollars for its production which may affect future dividends. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to currency exchange rate risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future dividends and the future value of the Company's reserves as determined by independent evaluators.

Increase in Operating Costs or Decline in Production Level

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares.

Acquisition Assumptions

When making acquisitions, Vermilion estimates future performance of the assets to be acquired that may prove to be inaccurate.

Acquired assets are subject to inherent risks associated with predicting the future performance of those assets. Vermilion makes certain estimates and assumptions respecting the economic potential of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them, which could adversely impact cash flow.

Failure to Realize Anticipated Benefits of Prior Acquisitions

Vermilion has completed several acquisitions since December 31, 2010 that were completed to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits, including, among other things, potential cost savings. In order to achieve the benefits of these and future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

46

Vermilion Energy Inc.	AIF for the year ended December 31, 2012 – Exhibit 99.1

Additional Financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all. Any failure to obtain financing may have a material adverse effect on Vermilion's business, and dividends to Shareholders may be reduced, suspended or eliminated.

To the extent that external sources of capital, including the issuance of additional common shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of corporations which are in competition to the interests of Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

Accounting Adjustments

The presentation of financial information in accordance with IFRS requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the Common Share price.

Lower oil and gas prices increase the risk of write-downs of Vermilion’s oil and gas property investments. Under IFRS, PNG depletion units are aggregated into groups known as CGU’s for impairment testing.  CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU’s recoverable amount is then estimated.  A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount an impairment loss is recorded to net earnings in the period to reduce the carrying value of the CGU to its recoverable amount. While these impairment losses would not affect cash flow, the charge to net earnings could be viewed unfavourably in the market.

Market Accessibility

A decline in Vermilion’s ability to market oil and natural gas production could have a material adverse effect on its production levels or on the price that Vermilion receives for production which, in turn, could reduce dividends to its Shareholders and the trading price of the common shares.

Vermilion’s business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Vermilion’s ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of Vermilion production, overall production or realized prices may decline, which could reduce dividends to Shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and Rights to purchase common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2012.

47

Vermilion Energy Inc.	AIF for the year ended December 31, 2012

SCHEDULE "A"

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company’s reserves data as at December 31, 2012. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2012, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified	Description and Preparation	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - M$)
Reserves Evaluator	Date of Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 14, 2013	Australia	-	656,483	-	656,483
GLJ Petroleum Consultants	February 14, 2013	Canada	-	1,098,424	-	1,098,424
GLJ Petroleum Consultants	February 14, 2013	France	-	1,506,818	-	1,506,818
GLJ Petroleum Consultants	February 14, 2013	Ireland	-	448,598	-	448,598
GLJ Petroleum Consultants	February 14, 2013	Netherlands	-	356,621	-	356,621
Total			-	4,066,944	-	4,066,944

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 14, 2013

“Jodi L. Anhorn”
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

48

Vermilion Energy Inc.	AIF for the year ended December 31, 2012

REPORT ON RESOURCES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company’s resources data as at December 31, 2012. The resources data are estimates of low, best and high estimates of contingent resources and prospective resources and related future net revenue as at December 31, 2012, estimated using forecast prices and costs.

2.	The resources data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the resources data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the resources data are free of material misstatement. An evaluation also includes assessing whether the resources data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue of the Company (before deduction of income taxes) attributed to best estimate contingent resources and prospective resources estimated using forecast prices and costs and calculated using a discount rate of 10 percent, evaluated by us for the year ended December 31, 2012, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Contingent Resources

Independent Qualified Reserves	Description and Preparation	Location of Reserves (Country or Foreign Geographic)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - M$)
Evaluator	Date of Evaluation Report	Area	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 14, 2013	Australia	-	236,225	-	236,225
GLJ Petroleum Consultants	February 14, 2013	Canada	-	1,106,275	-	1,106,275
GLJ Petroleum Consultants	February 14, 2013	France	-	368,654	-	368,654
GLJ Petroleum Consultants	February 14, 2013	Ireland	-	11,774	-	11,774
Total			-	1,722,928	-	1,722,928

Prospective Resources

Independent Qualified Reserves	Description and Preparation	Location of Reserves (Country or Foreign Geographic	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – M$)
Evaluator	Date of Evaluation Report	Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 14, 2013	Canada	-	800,692	-	800,692
Total			-	800,692	-	800,692

5.	In our opinion, the resources data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

8.	These resource estimates are not classified as reserves at this time, pending further reservoir delineation, project application, facility and reservoir design work. Contingent resources entail commercial risk not applicable to reserves, which have not been included in the net present valuation. Prospective resources entail discovery risk and commercial risk not applicable to reserves, neither of which have been included in the net present valuation. There is no certainty that it will be commercially viable to produce any portion of the resources.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 14, 2013

“Jodi L. Anhorn”
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

49

Vermilion Energy Inc.	AIF for the year ended December 31, 2012

SCHEDULE "B"

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2012.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Lorenzo Donadeo”
Lorenzo Donadeo, President and Chief Executive Officer

“Curtis Hicks”
Curtis W. Hicks, Executive Vice President and Chief Financial Officer

“Larry J. Macdonald”
Larry J. Macdonald, Director and Chairman of the Board

“Claudio A. Ghersinich”
Claudio A. Ghersinich, Director

50

Vermilion Energy Inc.	AIF for the year ended December 31, 2012

SCHEDULE "C"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing:

A.	The financial information that will be provided to the Shareholders and others;

B.	The systems of internal controls, management and the Board of Directors have established;

C.	All audit processes;

Primary responsibility for the financial reporting, information systems, risk management and internal controls of Vermilion Energy Inc. (“Vermilion”) is vested in management and is overseen by the Board.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are independent[1] directors of Vermilion.

B.	All Committee members shall be “financially literate”[2] and at least one member shall have "accounting or related financial expertise". The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

D.	Vermilion’s auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the Auditor's duties.

E.	The Committee has the authority to communicate with the external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or Shareholders.

F.	The Committee shall meet at least four times each year.

III.	Duties and Responsibilities

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes:

i)	Review and recommend approval of Vermilion’s annual financial statements, MD&A and press release and report to the Board of Directors before the statements are approved by the Board of Directors;
ii)	Review and recommend approve for release Vermilion’s quarterly financial statements, MD&A and press release;
iii)	Satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Vermilion’s financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and
iv)	Review the Annual Information Form and any Prospectus/Private Placement Memorandums.

[1]	Independence requirements, including those specifically for Audit Committee members, are described in the Appendix to Tab 6, Board Operating Guidelines.
[2]	The Board has adopted the NI 52-110 definition of “financial literacy”, which is an individual who is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2012

SCHEDULE "C"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

Review and discuss:

v)	The appropriateness of accounting policies and financial reporting practices used by Vermilion;
vi)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Vermilion;
vii)	Any new or pending developments in accounting and reporting standards that may affect Vermilion;
viii)	With management, the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and
ix)	Accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

B.	Risk Management, Internal Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes:

i)	Review Vermilion’s risk management controls and policies;
ii)	Obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor and external auditor; and
iii)	Review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit

The External Auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	Review and recommend to the Board, for Shareholder approval, engagement and compensation of the external auditor;
ii)	Review the annual external audit plan, including but not limited to the following:
a)	engagement letter;
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	proposed fees.
iii)	Meet with the external auditor to discuss Vermilion’s quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;
iv)	Maintain oversight the External Auditor’s work and advise the Board, including but not limited to:
a)	The resolution of any disagreements between management and the External Auditor regarding financial reporting;
b)	Any significant accounting or financial reporting issue;
c)	The auditors' evaluation of Vermilion's system of internal controls, procedures and documentation;
d)	The post audit or management letter containing any findings or recommendation of the external auditor, including management’s response thereto and the subsequent follow-up to any identified internal control weaknesses;
e)	Any other matters the external auditor brings to the Committee’s attention; and
f)	Assess the performance and consider the annual appointment of external auditors for recommendation to the Board ensuring that such auditors are participants in good standing pursuant to applicable regulatory laws.
v)	Review the auditor’s report on all material subsidiaries; and
vi)	Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with Vermilion and its affiliates in order to determine the external auditors’ independence, including, without limitation:
a)	Requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to Vermilion;
b)	Discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors; and
c)	Recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.
vii)	Review and pre-approve any non-audit services to be provided by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; and
viii)	Meet periodically, and at least annually, with the external auditor without management present.

52

Vermilion Energy Inc.	AIF for the year ended December 31, 2012

SCHEDULE "C"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

D.	Compliance

The Committee shall:

i)	Ensure that the External Auditor’s fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;
ii)	Disclose any specific policies or procedures adopted for pre-approving non-audit services by the External Auditor including affirmation that they meet regulatory requirements;
iii)	Assist the Governance and Human Resources Committee with preparing Vermilion’s governance disclosure by ensuring it has current and accurate information on:
a)	The independence of each Committee member relative to regulatory requirements for audit committees;
b)	The state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and
c)	The education and experience of each Committee member relevant to his or her responsibilities as Committee member.
iv)	Disclose if Vermilion has relied upon any exemptions to the requirements for Audit Committees under regulatory requirements.

E.	Other

The Committee shall:

i)	Establish and periodically review implementation of procedures for:
a)	The receipt, retention and treatment of complaints received by Vermilion regarding accounting, internal accounting controls, or auditing matters; and
b)	The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
ii)	Review and approve Vermilion hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor;
iii)	Review insurance coverage of significant business risks and uncertainties;
iv)	Review material litigation and its impact on financial reporting;
v)	Review policies and procedures for the review and approval of officers’ expenses and perquisites; and
vi)	Review the policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of Vermilion;
vii)	Review with external auditors any corporate transactions in which directors or officers of Vermilion have a personal interest; and
viii)	Review the terms of reference for the Committee annually and make recommendations to the Board as required.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial matters relative to Vermilion.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

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